UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Vanguard Minerals Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

92205L 202

(CUSIP Number)

James Price
402 West Broadway, Suite 2800
San Diego, CA 92101
(619)481-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e) , Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ¨

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92205L 202	SCHEDULE 13D	PAGE 2 OF 6

1	NAME OF REPORTING PERSON James Price
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY	7 SOLE VOTING POWER 860,000(1)*
OWNED BY EACH REPORTING	8 SHARED VOTING POWER 0
PERSON WITH	9 SOLE DISPOSITIVE POWER 860,000(1)*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 860,000(1)*
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
Footnotes:
(1) Mr. Price acquired 860,000 shares of Common Stock on April 23, 2010.

* The issuer currently has 1,455,499 shares of stock issued and outstanding as of April 23, 2010.  There are no current outstanding options or warrants to acquire stock.

CUSIP No. 92205L 202	SCHEDULE 13D	PAGE 3 OF 6

Item 3.	Source and Amount of Funds or Other Consideration.

On April 23, 2010, the registrant completed a sale transaction whereby it sold 1,000,000 of its common shares at a price per share of $1.50.  The per share purchase price was paid in the form of shares of PEI Worldwide Holdings, Inc., a Nevada corporation ("PEI").  The per share purchase price was derived from the closing price of shares of PEI on April 20, 2010 as listed on the Pink Sheets, which was $1.50 per share.  Therefore, the total purchase price for the 1,000,000 common shares was $1,500,000.  860,000 of the shares were purchased by James Price.  The shares of PEI were shares personally owned by Mr. Price.

This was a related-party transaction.  Mr. Price is our sole director and he approved this transaction.  There was no disinterested director who approved this transaction.  There can be no assurance that the price reported for PEI shares on the Pink Sheets is an accurate reflection of the true value of PEI shares.

CUSIP No. 92205L 202	SCHEDULE 13D	PAGE 4 OF 6

Item 4.	Purpose of the Transaction.

This transaction has the effect of causing a change of control in the registrant.  Prior to this transaction, the registrant had 268,499 shares of common stock issued and outstanding out of 1,666,666 authorized.    After this transaction and the concurrent but unrelated issuance of 187,000 shares to purchasers of our stock, Mr. Price will own approximately 59.1% of our issued and outstanding stock and remains our sole director.

A. Acquisition or Disposition of additional securities of the issuer.  There are no present plans for Mr. Price to acquire or dispose of additional stock of the issuer and no other specific acquisition or disposition transactions contemplated at this time, however, the Company is interested in potential merger and acquisition transactions that it believes are value added.

B. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;  There are no present plans for a merger, reorganization or liquidation transaction, however, the Company is interested in potential merger and acquisition transactions that it believes are value added.   In addition, the Company is currently seeking financing to expand production of its mineral assets.  If it is unable to find such financing, the Company would consider a joint venture or sale of its mineral properties.

C. A sale or transfer of a material amount of assets
The Company would sell its mineral assets if it believed a value added transaction that was beneficial to the shareholders could be entered into.  There is no such transaction currently in negotiation.

D. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.  Vladimir Fedyunin, who currently serves as Principal Financial and Accounting Officer and who is not currently being paid a salary, may be unwilling to remain working for the Company without being paid a salary on a current basis.  Negotiations with Mr. Fedyunin are on-going.

Items E through I: N/A

J. Similar transactions.  Mr. Price has plans to change the name of the Company.  The Company had contemplated changing its name to Aero Financial, however that plan has been abandoned.  Mr. Price has not yet resolved what a new name for the Company would be, but management believes that the name Vanguard Minerals Corporation is unnecessarily limits the corporation's opportunities and does not optimize the corporation's new business direction.

Item 5.	Interest in Securities of the Issuer.

(a)           Mr.Price beneficially owns 860,00 shares of Common representing 59.1% of the outstanding shares of Common Stock.  The percentages used herein and elsewhere in this amendment are based on 1,455,499 shares of Common Stock outstanding, which represents the number of shares of Common Stock provided by the Issuer to Mr. Price for purposes of this filing.

(b)           Mr. Price has sole power to vote the shares of Common Stock covered by this Schedule 13D.

(c)           Mr. Price has engaged in the following transactions in the shares of Common Stock during the last 60 days:

Sale of Shares of Common Stock:

Date of Transaction	Number of Shares	Price Per Share	Type of Transaction
None

CUSIP No. 92205L 202	SCHEDULE 13D	PAGE 5 OF 6

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

As the sole director and majority shareholder of the Corporation, Mr. Price has a wide degree of control with respect to the affairs and business of the issuer.  There are no other current contracts, arrangements or understandings with respect to Securities of the Issuer and Mr. Price other than the transactions described in this form.  However, the Company is currently evaluating as many opportunities as possible for growth and expansion, including but not limited to an acquisition or merger transaction.  No specific such transaction has been identified and there are no current negotiations with respect to the same.  Mr. Price has a controlling interest in Aero Financial, Inc.("Aero") Although there are no present understandings or plans with respect to any transactions between Aero Financial and the Issuer, Mr. Price may, based on his control of both entities, be able to enter into such a transaction without additional approvals.  The Company intends to maximize its future growth and revenue potential and does not rule out the possibility of a transaction or transactions with Aero in the future or any other merger or acquisition transaction which the Company believes would be value-added.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description
1	Stock Purchase Agreement filed by the regisrant as Exhibit 99.1 to Form 8K as filed on April 23, 2010 and incorporated herein by reference.

CUSIP No. 92205L 202	SCHEDULE 13D	PAGE 6 OF 6

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2010

By: /s/ James M. Price
Name: James M. Price
Title: President and CEO